Filed Pursuant to Rule 424(b)(2)
Registration No. 333-148650
PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED February 8, 2008
     The attached Current Report on Form 8-K dated April 1, 2009 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.
The date of this Prospectus Supplement is April 2, 2009.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act Of 1934
Date of Report (Date of earliest event reported): April 1, 2009 (March 26, 2009)
Global Telecom & Technology, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51211	20-2096338

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
8484 Westpark Drive
Suite 720
McLean, Virginia 22102

(Address of principal executive offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (703) 442-5500

(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):
☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐      Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a- 12)
☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition
On March 26, 2009, Global Telecom & Technology, Inc. issued a press release relating to, among other things, fourth quarter and calendar year 2008 financial results. This press release is furnished as Exhibit 99.1 to this Form 8-K and incorporated by reference as if set forth in full.
The information contained in this Item 2.02 and in the accompanying exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.
Item 9.01 Financial Statements and Exhibits
      (d) Exhibits

Exhibit
Number	Description

99.1	Press Release dated March 26, 2009.

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: April 1, 2009

GLOBAL TELECOM & TECHNOLOGY, INC.
By:	/s/ Chris McKee
Chris McKee
Secretary & General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press Release dated March 26, 2009.

Exhibit 99.1
Global Telecom & Technology Reports Fourth Quarter and Full Year 2008 Results
Annual Revenue Grows 16.2 Percent to $67.0 Million
Adjusted EBITDA Climbs to $2.0 Million in 2008
MCLEAN, Va.—(BUSINESS WIRE)—Global Telecom & Technology, Inc. (“GTT”), (OTCBB:GTLT), a leading global network integrator that provides its clients with a broad portfolio of wide-area network and mobility services, announced today results for the fourth quarter and year ended December 31, 2008.
•	Annual Revenue grew to $67.0 million, a 16.2 percent increase compared to $57.6 million in 2007. Fourth quarter Revenue increased by 6.6 percent to $16.5 million, up from $15.5 million in the fourth quarter of 2007.

•	Gross margin of 29.0 percent in 2008 declined slightly compared to 30.3 percent in 2007. Fourth quarter Gross Margin of 27.4 percent also declined somewhat from 29.0 percent in the 2007 fourth quarter.

•	As a percentage of revenue, selling, general and administrative (“SG&A”) expenses, excluding non-cash compensation, decreased significantly to 26.0 percent in 2008, compared to 30.7 percent in 2007. In the fourth quarter of 2008, that percentage dropped to 23.8 percent compared to 27.5 percent in the fourth quarter of 2007.

•	Adjusted Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”) increased to $2.0 million in 2008 compared to a $(0.3) million loss in 2007. Fourth quarter Adjusted EBITDA increased by 157 percent to $0.6 million compared to $0.2 million in the 2007 fourth quarter.
“2008 was a very strong year for GTT,” said Richard D. Calder, Jr., president and chief executive officer. “We were able to achieve solid revenue growth and produce positive Adjusted EBITDA in every quarter and, for the first time, the full year.
“As a leading global network integrator, we provide wide-area network and mobility services for enterprise, government, and carrier clients around the world. Our 2008 results underscore GTT’s value proposition and in 2009 we expect to continue our positive progress.”

Financial Highlights
Financial highlights and historical comparisons for the quarter and year ended December 31, 2008 include (in millions except per share amounts):

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007

Revenue	$16.5	$16.9	$17.3	$16.3	$15.5
Adjusted EBITDA(a)	$0.6	$0.8	$0.4	$0.2	$0.2
Operating income (loss)	$0.1	$(41.9)	$(0.4)	$(0.7)	$(0.6)
Net income (loss)	$0.4	$(41.6)	$(0.5)	$(0.6)	$1.5
Net income (loss) per share	$0.02	$(2.78)	$(0.03)	$(0.04)	$0.11

	FY 2008	FY 2007

Revenue	$67.0	$57.6
Adjusted EBITDA(a)	$2.0	$(0.3)
Operating loss	$(42.9)	$(6.6)
Net loss	$(42.4)	$(4.3)
Net loss per share	$(2.85)	$(0.35)

(a)	See “Annex A: Non-GAAP Financial Information—Adjusted EBITDA” for more information regarding the computation of Adjusted EBITDA.
Revenue for 2008 increased 16.2 percent to $67.0 million compared to $57.6 million in 2007, despite the negative impact of the strengthening U.S. Dollar.
Fourth quarter 2008 Revenue was $16.5 million, representing a 6.6 percent increase over the fourth quarter of 2007 though a slight decline from the $16.9 million in the third quarter of 2008. Compared year-over-year to the fourth quarter of 2007 and sequentially to the third quarter of 2008, revenues were negatively impacted due to the strengthening U.S. Dollar.
“Throughout 2008, GTT displayed firm control over SG&A expenses which continued to decline as a percentage of revenue,” said Eric A. Swank, chief financial officer. “The Company’s consistent progress in generating Adjusted EBITDA, coupled with solid working capital management, enables GTT to enter 2009 with a strong cash balance and steady operational performance.”

Conference Call Information
GTT will discuss its results on its quarterly conference call scheduled for Friday, March 27, at 8:30 a.m. Eastern Time (5:30 a.m. PT). To hear the conference call live, interested parties may dial 1.877.857.6147 or +1.719.325.4783 and enter passcode 9419597. A simultaneous live webcast of the call will be available over the Internet at www.gt-t.net, under the Investor Relations section of the site. A replay of the call will be available for one month. Interested parties can access the call replay by dialing 1.888.203.1112 or +1.719.457.0820 and using the passcode 9419597. In addition, a replay of the webcast will be available on GTT’s website at www.gt-t.net.
About GTT
GTT is a global network integrator that provides its clients with a broad portfolio of wide-area network and wireless mobility services. With over 800 worldwide supplier relationships, GTT combines multiple networks and technologies to deliver cost-effective solutions specifically designed for each client’s unique requirements. GTT enhances client performance through our proprietary systems, comprehensive project management, and 24x7 operations support.
Headquartered just outside Washington, D.C. in McLean, Virginia, with offices in London and Dusseldorf, GTT provides service to more than 300 enterprise, government, and carrier clients in over 70 countries, worldwide. For more information visit the GTT website at www.gt-t.net.
Forward-Looking Statements
This release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the current views of GTT, with respect to current events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” or similar words. These forward-looking statements may also use different phrases. From time to time, GTT, which we refer to as “we”, “us” or “our” and in some cases, “GTT” or the “Company”, also provides forward-looking statements in other materials GTT releases to the public or files with the United States Securities & Exchange Commission (“SEC”), as well as oral forward-looking statements. You should consult any further disclosures on related subjects in our quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. Such forward-looking statements are and will be subject to many risks, uncertainties and factors relating to our operations and the business environment that may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause GTT’s actual results to differ materially from these forward-looking statements include, but are not limited to, the following: our ability to obtain capital; our ability to develop and market new products and services that meet customer demands and generate acceptable margins; our reliance on several large customers; our ability to negotiate and enter into acceptable contract terms with our suppliers; our ability to attract and retain qualified management and other personnel; competition in the industry in which we do business; failure of the third-party communications networks on which we depend; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we are engaged; our ability to maintain our databases, management systems and other intellectual property; our ability to maintain adequate liquidity and produce sufficient cash flow to fund our capital expenditures and debt service; technological developments and changes in the industry; our ability to complete acquisitions or divestures and to integrate any business or operation acquired; our ability to overcome significant operating losses; and general economic conditions. Additional information concerning these and other important factors can be found under the heading “Risk Factors” in GTT’s annual and quarterly reports filed with the SEC including, but not limited to, its Annual Report on Form 10-K. Statements in this release should be evaluated in light of these important factors.

Global Telecom & Technology, Inc.
Consolidated Balance Sheets
In thousands, except share and per share amounts

	December 31, 2008	December 31, 2007

ASSETS
Current assets:
Cash and cash equivalents	$5,786	$3,333
Accounts receivable, net	8,687	6,236
Deferred contract costs	1,226	1,181
Prepaid expenses and other current assets	853	978

Total current assets	16,552	11,728

Property and equipment, net	1,302	841
Intangible assets, net	4,051	8,801
Other assets	692	798
Goodwill	22,000	60,920

Total assets	$44,597	$83,088

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,931	$10,004
Accrued expenses and other current liabilities	6,653	6,110
Unearned and deferred revenue	3,961	3,205

Total current liabilities	22,545	19,319

Long-term debt, less current maturities	8,796	8,796
Other long-term liabilities	906	158
Long-term deferred revenue	220	154
Deferred tax liabilities, net	—	1,227

Total liabilities	$32,467	$29,654

Commitments and contingencies

Stockholders’ equity:
Preferred stock, par value $.0001 per share, 5,000 shares authorized, no shares issued	—	—
Common stock, par value $.0001 per share, 80,000,000 shares authorized, 14,942,840 and 14,479,678 shares issued and outstanding as of December 31, 2008 and 2007, respectively	1	1

Additional paid-in capital	57,584	56,771
Accumulated deficit	(45,953)	(3,579)
Accumulated other comprehensive income	498	241

Total stockholders’ equity	12,130	53,434

Total liabilities and stockholders’ equity	$44,597	$83,088

Global Telecom & Technology, Inc.
Consolidated Statements of Operations
In thousands, except per share amounts

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007

Revenue:
Telecommunications services sold	$66,974	$57,618

Operating expenses:
Cost of telecommunications services provided	47,567	40,180
Selling, general and administrative expense	18,226	18,143
Employee termination cost and non-recurring items	—	3,155
Impairment of goodwill and intangibles	41,854	—
Depreciation and amortization	2,211	2,737

Total operating expenses	$109,858	$64,215

Operating loss	(42,884)	(6,597)
Other income (expense):
Interest income (expense), net	(781)	(607)
Other income (expense), net	—	614

Total other income (expense)	$(781)	$7

Loss before income taxes	(43,665)	(6,590)

Benefit from income taxes	(1,291)	(2,338)

Net loss	$(42,374)	$(4,252)

Net loss per share — basic and diluted	$(2.85)	$(0.35)

Weighted average shares — basic and diluted	$14,864	$12,246

Global Telecom & Technology, Inc.
Consolidated Statements of Operations
In thousands, except per share amounts

	Three Months Ending	Three Months Ending
	December 31, 2008	December 31, 2007

Revenue:
Telecommunications services sold	$16,533	$15,503

Operating expenses:
Cost of telecommunications services provided	11,996	11,001
Selling, general and administrative expense	4,003	4,423
Depreciation and amortization	399	679

Total operating expenses	$16,398	$16,103

Operating income (loss)	135	(600)

Other income (expense):
Interest income (expense), net	(179)	(120)
Other income (expense), net	(1)	600

Total other income	$(180)	$480

Loss before income taxes	(45)	(120)

Benefit from income taxes	(403)	(1,621)

Net income	$358	$1,501

Net income per share — basic and diluted	$0.02	$0.11

Weighted average shares — basic and diluted	$14,957	$13,281

ANNEX A: Non-GAAP Financial Information
Adjusted EBITDA
Adjusted EBITDA represents operating income before depreciation and amortization on a non-GAAP (accounting principles generally accepted in the United States of America) combined basis for the periods presented, and adjusted to exclude certain one-time expenses including costs associated with employee terminations and other non-recurring items and non-cash compensation. GTT presents Adjusted EBITDA as a supplemental measure of GTT’s performance. GTT also presents Adjusted EBITDA because GTT believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry and in measuring the ability of issuers to meet debt service obligations.
In evaluating Adjusted EBITDA, you should be aware that in the future GTT may incur expenses similar to the adjustments in this presentation. GTT’s presentation of Adjusted EBITDA should not be construed as an inference that GTT’s future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not a measurement of GTT’s financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP.
The following is a reconciliation of Adjusted EBITDA to operating loss (in thousands):

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007

Operating income (loss)	$135	$(41,854)	$(429)	$(736)	$(601)

Depreciation and amortization	399	435	690	687	679

Impairment of goodwill and intangible assets	—	41,854	—	—	—

Non-cash compensation	71	380	163	199	157

Adjusted EBITDA	$605	$815	$424	$150	$235

	FY 2008	FY 2007

Operating loss	$(42,884)	$(6,597)

Depreciation and amortization	2,211	2,737

Impairment of goodwill and intangible assets	41,854	—

Employee termination and non-recurring items including non-cash compensation	—	3,155
Non-cash compensation	813	444

Adjusted EBITDA	$1,994	$(261)